SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)

Vera Bradley, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

92335C106

(CUSIP Number)

Alan Singer, Esq.

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania 19103

(215) 963-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐

(Page 1 of 16 Pages)

CUSIP No. 92335C106	SCHEDULE 13D	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION IN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 2,740,469 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 2,740,469 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,740,469 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 92335C106	SCHEDULE 13D	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS Robert J. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 71,604 Shares
	8	SHARED VOTING POWER 3,276,588 Shares (1)
	9	SOLE DISPOSITIVE POWER 71,604 Shares
	10	SHARED DISPOSITIVE POWER 3,276,588 Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,348,192 Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Includes 2,740,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust, 411,003 shares held by the Joan Byrne Hall 2017 Grantor Retained Annuity Trust #1 and 125,116 shares held by the Joan Byrne Hall Revocable Trust.

CUSIP No. 92335C106	SCHEDULE 13D	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS Joan Byrne Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 3,276,588 Shares (1)
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 3,276,588 Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,276,588 Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Includes 2,740,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust, 411,003 shares held by the Joan Byrne Hall 2017 Grantor Retained Annuity Trust #1 and 125,116 shares held by the Joan Byrne Hall Revocable Trust.

CUSIP No. 92335C106	SCHEDULE 13D	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS James B. Byrne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 529,622 Shares (1)
	8	SHARED VOTING POWER 2,740,469 Shares (2)
	9	SOLE DISPOSITIVE POWER 529,622 Shares (1)
	10	SHARED DISPOSITIVE POWER 2,740,469 Shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,270,091 Shares (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 411,003 shares held by the James B. Byrne 2017 Grantor Retained Annuity Trust #1 and 118,619 shares held by the James Bradley Byrne Revocable Trust.
(2)	Includes 2,740,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust.

CUSIP No. 92335C106	SCHEDULE 13D	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS Thomas F. Byrne, II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 529,622 Shares (1)
	8	SHARED VOTING POWER 2,740,469 Shares (2)
	9	SOLE DISPOSITIVE POWER 529,622 Shares (1)
	10	SHARED DISPOSITIVE POWER 2,740,469 Shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,270,091 Shares (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 411,003 shares held by the Thomas F. Byrne, II 2017 Grantor Retained Annuity Trust #1.
(2)	Includes 2,740,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust.

CUSIP No. 92335C106	SCHEDULE 13D	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS Michael C. Ray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,586 Shares
	8	SHARED VOTING POWER 3,360,401 Shares (1)
	9	SOLE DISPOSITIVE POWER 14,586 Shares
	10	SHARED DISPOSITIVE POWER 3,360,401 Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,374,987 Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Includes 2,740,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust, 65,606 shares held by the Michael C. Ray 2009 Grantor Retained Annuity Trust, 143,424 shares held by the Anne-Marie Ray Revocable Trust, and 411,003 shares held by the Anne-Marie Ray 2017 Grantor Retained Annuity Trust #1.

CUSIP No. 92335C106	SCHEDULE 13D	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS Anne-Marie Ray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 619,932 Shares (1)
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 2,740,469 Shares (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,360,401 Shares (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Includes 65,606 shares held by the Michael C. Ray 2009 Grantor Retained Annuity Trust, 143,424 shares held by the Anne-Marie Ray Revocable Trust, and 411,003 shares held by the Anne-Marie Ray 2017 Grantor Retained Annuity Trust #1.

(2)	Includes 2,740,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust.

CUSIP No. 92335C106	SCHEDULE 13D	Page 9 of 16 Pages

1	NAMES OF REPORTING PERSONS Barbara Bradley Baekgaard Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 158,328 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 158,328 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,328 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.46%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 92335C106	SCHEDULE 13D	Page 10 of 16 Pages

This Amendment No. 12 (“Amendment No. 12”) amends the Schedule 13D, as such schedule has previously been amended (the “Schedule 13D”), filed by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust (the “Trust”), Robert J. Hall, Joan Byrne Hall, Michael C. Ray, James B. Byrne, Thomas F. Byrne, II, Anne-Marie Ray and the Barbara Bradley Baekgaard Foundation (the “Foundation” and, collectively with the persons and entities named above, the “Reporting Persons”) with respect to the common stock, no par value (the “Common Stock”), of Vera Bradley, Inc. (the “Issuer”). Except as otherwise set forth herein, this Amendment No. 12 does not modify any information previously reported by the Reporting Persons in the Schedule 13D, as amended.

Item 3.	Source and Amount of Funds or Other Consideration.

Barbara B. Baekgaard (“Baekgaard”), co-founder and a director of the Issuer, created the Trust on January 19, 2009 and served as its sole trustee until January 19, 2013. On January 19, 2009, Baekgaard contributed 8,810,469 shares of Common Stock to the Trust. On January 19, 2013, Baekgaard resigned as trustee of the Trust, and Joan Byrne Hall and Michael C. Ray were appointed as co-trustees of the Trust. Joan Byrne Hall is Baekgaard’s daughter and is married to Robert J. Hall, the Chairman of the Board of Directors of the Issuer. Michael C. Ray is married to Baekgaard’s daughter, Anne-Marie Ray, and was Chief Executive Officer of the Issuer prior to his retirement in November 2013. On October 27, 2014, Michael C. Ray resigned as trustee of the Trust, and James B. Byrne was appointed co-trustee to serve with Joan Byrne Hall. James B. Byrne is Baekgaard’s son. In their capacities as co-trustees of the Trust, Joan Byrne Hall and James B. Byrne are deemed to indirectly beneficially own the Common Stock held by the Trust (the “Trust Shares”). In addition, Michael C. Ray and Thomas F. Byrne, II are deemed to indirectly beneficially own the Trust Shares because of their influence with respect to the investment and voting of such shares. Thomas F. Byrne, II is Baekgaard’s son. Robert J. Hall is also deemed to indirectly beneficially own the Trust Shares because of his influence with regard to Joan Byrne Hall’s investment and voting power with respect to the shares held by the Trust. Anne-Marie Ray is deemed to indirectly beneficially own the Trust Shares because of her relationship to Michael C. Ray.

As described in more detail below, beginning in 2015, the Trust has, from time to time, made distributions of shares of Common Stock to the beneficiaries of the Trust, James B. Byrne, Thomas F. Byrne, II, Anne-Marie Ray and Joan Byrne Hall (collectively, the “Beneficiaries”). Immediately following all but the first distribution described below, each of the Beneficiaries transferred the shares of Common Stock received to a grantor retained annuity trust bearing his or her name (such grantor retained annuity trust is individually referred to as a “GRAT” and collectively, the grantor retained annuity trusts are referred to as the “GRATs”). Each of the Beneficiaries respectively has served as the sole trustee and sole annuitant of each GRAT bearing her or his name and, in their capacities as trustees, each of the Beneficiaries is deemed to indirectly beneficially own the shares held by each respective GRAT that bears his or her name. Each of Robert J. Hall and Michael C. Ray is deemed to indirectly beneficially own the shares of Common Stock held by each of the GRATs bearing the name of Joan Byrne Hall or Anne-Marie Ray, respectively, due to their influence with respect to investment and voting of such shares.

CUSIP No. 92335C106	SCHEDULE 13D	Page 11 of 16 Pages

As also described in more detail below, from time to time a GRAT made annuity payments to its annuitant in shares of Common Stock; as noted above, each Beneficiary is the sole annuitant of each GRAT bearing his or her name. Following an annuity payment to James Byrne, Joan Byrne Hall or Anne-Marie Ray, each of them transferred the shares of Common Stock received to a revocable trust bearing his or her name (each, a “Revocable Trust” and collectively, the “Revocable Trusts”). Each of James Byrne, Anne-Marie Ray and Joan Byrne Hall is the sole trustee of the revocable trust bearing his or her name, and in that capacity, has had voting and investment power over the shares of Common Stock held by such revocable trust. Each of Robert J. Hall and Michael C. Ray is deemed to indirectly beneficially own the shares of Common Stock held by the Joan Byrne Hall Revocable Trust or the Anne-Marie Ray Revocable Trust, respectively, due to their influence with respect to the investment and voting of such shares.

On July 1, 2015, the Trust distributed 50,000 shares of Common Stock to each Beneficiary (an aggregate of 200,000 shares). Immediately thereafter, each beneficiary made charitable gifts of the 50,000 shares of Common Stock he or she received, including 25,000 shares of Common Stock that were donated to the Foundation. As a result, the Foundation received an aggregate of 100,000 shares. The trustees of the Foundation are James B. Byrne, Thomas F. Byrne, II, Joan Byrne Hall, Anne-Marie Ray and Baekgaard. Each of Robert J. Hall and Michael C. Ray participate in determinations with respect to investment and voting of the Common Stock held by the Foundation.

On September 21, 2015, the Trust distributed 300,000 shares of Common Stock to each Beneficiary (an aggregate of 1,200,000 shares). Immediately thereafter, each Beneficiary transferred the 300,000 shares he or she received to the James B. Byrne 2015 Grantor Retained Annuity Trust, the Thomas F. Byrne, II 2015 Grantor Retained Annuity Trust, the Anne-Marie Ray 2015 Grantor Retained Annuity Trust (the “Anne-Marie Ray 2015 GRAT”) and the Joan Byrne Hall 2015 Grantor Retained Annuity Trust (collectively, the “2015 GRATs”), respectively. As a result of subsequent annuity payments and sales of Issuer Common Stock made by the 2015 GRATs, none of the 2015 GRATs currently hold shares of Issuer Common Stock. Following the distribution by the 2015 GRATs of all of their respective assets, the 2015 GRATs were terminated.

On July 27, 2016, the Trust distributed 200,000 shares of Common Stock to each Beneficiary (an aggregate of 800,000 shares). Immediately thereafter, each Beneficiary transferred the 200,000 shares he or she received to the James B. Byrne 2016 Grantor Retained Annuity Trust #1, the Thomas F. Byrne, II 2016 Grantor Retained Annuity Trust #1, the Anne-Marie Ray 2016 Grantor Retained Annuity Trust #1 and the Joan Byrne Hall 2016 Grantor Retained Annuity Trust #1 (collectively, the “2016 GRATs”), respectively. As a result of the 2016 GRATs’ subsequent annuity payments, sales of Issuer Common Stock and distributions of remaining assets, the 2016 GRATs no longer held any shares of Issuer Common Stock and were terminated.

On October 3, 2016, each of the 2015 GRATs made annuity payments of 126,481 shares of Common Stock to the Beneficiary that is its sole annuitant. Immediately thereafter, each of James Byrne, Anne-Marie Ray and Joan Byrne Hall assigned the 126,481 shares of Common Stock he or she received to the James Bradley Byrne Revocable Trust, the Anne-Marie Ray Revocable Trust and the Joan Byrne Hall Revocable Trust, respectively.

On June 19, 2017, the Trust distributed 500,000 shares of Common Stock to each Beneficiary (an aggregate of 2,000,000 shares). Immediately thereafter, each Beneficiary transferred the 500,000 shares he or she received to the James B. Byrne 2017 Grantor Retained Annuity Trust #1, the Thomas F. Byrne, II 2016 Grantor Retained Annuity Trust #1, the Anne-Marie Ray 2017 Grantor Retained Annuity Trust #1, and the Joan Byrne Hall 2017 Grantor Retained Annuity Trust (collectively, the “2017 GRATs”).

CUSIP No. 92335C106	SCHEDULE 13D	Page 12 of 16 Pages

During the period from September 26, 2017 through October 2, 2017, the Anne-Marie Ray 2015 GRAT made an annuity payment of 173,519 shares of Common Stock to its sole annuitant, Anne-Marie Ray. In addition, each of the 2016 GRATs made annuity payments of shares of Common Stock to the Beneficiary that is its sole annuitant; the annuity payments included 153,748 shares of Common Stock to Anne-Marie Ray and 144,987 shares of Common Stock to each of the other Beneficiaries. Following the annuity payments, Anne-Marie Ray assigned 327,267 shares of Common Stock to the Anne-Marie Ray Revocable Trust, and each of James Byrne and Joan Byrne Hall assigned 94,897 shares of Common Stock to the James Bradley Byrne Revocable Trust and the Joan Byrne Hall Revocable Trust, respectively.

On September 26, 2017, each of the Revocable Trusts and Thomas F. Byrne II made a gift of 50,000 shares of Common Stock to the Foundation. As a result, the Foundation received 200,000 shares of Common Stock.

On June 19, 2018, each of the 2017 GRATs made annuity payments of 88,997 shares of Common Stock to the Beneficiary that is its respective sole annuitant. Following the annuity payments, each of James Byrne, Joan Byrne Hall, and Anne-Marie Ray assigned 88,997 shares of Common Stock to the James Bradley Byrne Revocable Trust, the Joan Byrne Hall Revocable Trust, and the Anne-Marie Ray Revocable Trust, respectively.

On September 7, 2018 each of the 2016 GRATs distributed its remaining shares of Issuer Common Stock to its settlor; the distributions included 46,252 shares of Common Stock to Anne-Marie Ray and 41,122 shares of Common Stock to each of James Byrne, Thomas F. Byrne II and Joan Byrne Hall. Following the distributions, Anne-Marie Ray assigned 46,252 shares of Common Stock to the Anne-Marie Ray Revocable Trust, and each of James Byrne and Joan Byrne Hall assigned 41,122 shares to the James Bradley Byrne Revocable Trust and the Joan Byrne Hall Revocable Trust, respectively.

Robert J. Hall has acquired a total of 71,604 shares of Common Stock from the Issuer in connection with his service as a non-employee director of the Issuer, including 35,437 shares of Common Stock acquired upon vesting of restricted common shares upon completion of the Issuer’s initial public offering in October 2010 and an aggregate of 36,167 shares of Common Stock acquired between March 2012 and March 2018 upon the vesting of restricted stock units that were granted to him annually, in his capacity as a director of the Issuer, under the Vera Bradley, Inc. 2010 Equity and Incentive Plan.

In 2004, Michael C. Ray purchased 1,772,027 shares of Common Stock from the Issuer’s founders, Baekgaard and Patricia R. Miller, using the proceeds of a $500,000 loan from Baekgaard and Patricia R. Miller that Mr. Ray subsequently repaid in full. In July 2010, the Issuer granted to Mr. Ray, who was, at the time, the Issuer’s Chief Executive Officer, 155,923 restricted shares of the Issuer’s Common Stock. The restricted shares vested upon completion of the Issuer’s initial public offering in October 2010. In March 2012, Mr. Ray purchased 10,000 shares of Common Stock in the public trading markets, using his personal funds. Mr. Ray also received 10,059 shares of Common Stock as a result of the vesting, during 2012 and 2013, of restricted stock units granted to him under the Vera Bradley, Inc. 2010 Equity and Incentive Plan.

In 2009, Michael C. Ray transferred 885,996 shares of Common Stock to the Michael C. Ray 2009 Grantor Retained Annuity Trust (the “2009 GRAT”) for the benefit of Mr. Ray’s spouse and children. Anne-Marie Ray has served as the sole trustee of the 2009 GRAT since January 19, 2013. Michael C. Ray is deemed to indirectly beneficially own the shares of Common Stock held by the 2009 GRAT because of his relationship to Anne-Marie Ray.

CUSIP No. 92335C106	SCHEDULE 13D	Page 13 of 16 Pages

All share information in this Amendment No. 12 with respect to transactions occurring prior to October 18, 2010 have been adjusted to reflect a 35.437-for-one stock split, which occurred on that date.

Item 4.	Purpose of Transaction.

The Reporting Persons are holding the shares of Common Stock referenced on the cover pages of this Amendment No. 12 for investment purposes, without the intention of changing or influencing control of the Issuer or participating in any transaction having that purpose or effect.

On April 6, 2018, Michael C. Ray, the 2009 GRAT and the Anne-Marie Ray Revocable Trust entered into a Rule 10b5-1 trading plan with Goldman, Sachs & Co. (“Broker”) pursuant to which Broker is authorized and directed to sell through May 15, 2019, on behalf of Michael C. Ray up to 116,604 shares of Common Stock that he directly owns, on behalf of the 2009 GRAT up to 523,851 shares that it directly owns, and on behalf of the Anne-Marie Ray Revocable Trust up to 157,267 shares that it directly owns, in each case subject to satisfaction of certain conditions, including among others, conditions regarding minimum sale price and maximum number of shares to be sold on a single trading day. Michael C. Ray, the 2009 GRAT and the Anne-Marie Ray Revocable Trust adopted the Rule 10b5-1 trading plan to facilitate the sale of a portion of the shares of Common Stock that they respectively own, and as part of a long-term tax and asset diversification strategy. As of the date of this Amendment No. 12, Michael C. Ray, the 2009 GRAT and the Anne-Marie Ray Revocable Trust have respectively sold 102,018, 458,346 and 137,592 shares of Issuer Common Stock under the Rule 10b5-1 trading plan.

On December 21, 2018 the Trust and the Foundation entered into a Rule 10b5-1 trading plan with Broker pursuant to which Broker is authorized and directed to sell through December 3, 2019, on behalf of the Trust up to 669,000 shares of Common Stock that it directly owns, and on behalf of the Foundation up to 100,000 shares that it directly owns, in each case subject to satisfaction of certain conditions, including among others, conditions regarding minimum sale price and maximum number of shares to be sold on a single trading day. The Trust and the Foundation adopted the Rule 10b5-1 trading plan to facilitate the sale of a portion of the shares of Common Stock that they respectively own, and as a part of a long-term tax and asset diversification strategy. As of the date of this Amendment No. 12, the Trust has sold 70,000 shares of Issuer Common Stock under the Rule 10b5-1 trading plan; the Foundation has not sold any shares under the Rule 10b5-1 trading plan.

The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Issuer, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in transactions with financial institutions and other parties with respect to the securities described herein as permitted by law. Except as stated herein, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D. However, as part of the ongoing evaluation of investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, one or more Reporting Persons may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters as permitted by law.

CUSIP No. 92335C106	SCHEDULE 13D	Page 14 of 16 Pages

Item 5.	Interest in Securities of the Issuer.

See the information contained on the cover pages of this Amendment No. 12, which is incorporated herein by reference. The percentage of shares of Common Stock beneficially owned by each Reporting Person is based on 34,164,831 outstanding shares of Common Stock of the Issuer as of March 26, 2019, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended February 2, 2019. In computing the number of shares of Common Stock beneficially owned by a person, common shares subject to restricted stock units, options, warrants or rights, if any, held by that person that are currently exercisable or are exercisable or vest within 60 days of the date hereof are deemed outstanding with respect to that person but are not deemed outstanding with respect to any other person.

Since January 10, 2019, each of Michael C. Ray, the 2009 GRAT and the Anne-Marie Ray Revocable Trust sold shares of Common Stock as set forth below:

Michael C. Ray

Date	Number of Shares Sold	Weighted Average Price
January 23, 2019	2,429	$9.37
January 24, 2019	2,429	$9.24
February 12, 2019	2,429	$9.36
February 13, 2019	2,429	$9.07
February 25, 2019	2,429	$9.65
February 26, 2019	2,429	$9.71
March 18, 2019	2,429	$13.55
March 19, 2019	2,429	$13.35
April 2, 2019	2,429	$13.17
April 3, 2019	2,429	$13.11

Michael Ray 2009 GRAT

Date	Number of Shares Sold	Weighted Average Price
January 23, 2019	10,913	$9.38
January 24, 2019	10,913	$9.25
February 12, 2019	10,913	$9.36
February 13, 2019	10,913	$9.08
February 25, 2019	10,913	$9.65
February 26, 2019	10,913	$9.71
March 18, 2019	10,913	$13.56
March 19, 2019	10,913	$13.34
April 2, 2019	10,913	$13.16
April 3, 2019	10,913	$13.12

CUSIP No. 92335C106	SCHEDULE 13D	Page 15 of 16 Pages

Anne-Marie Ray Revocable Trust

Date	Number of Shares Sold	Weighted Average Price
January 23, 2019	3,276	$9.37
January 24, 2019	3,276	$9.24
February 12, 2019	3,276	$9.36
February 13, 2019	3,276	$9.07
February 25, 2019	3,276	$9.65
February 26, 2019	3,276	$9.71
March 18, 2019	3,276	$13.55
March 19, 2019	3,276	$13.35
April 2, 2019	3,276	$13.17
April 3, 2019	3,276	$13.11

All of the transactions listed above involved sales in the public trading markets pursuant to a Rule 10b5-1 trading plan adopted by Michael C. Ray, the 2009 GRAT and the Anne-Marie Ray Revocable Trust on April 8, 2018.

Since January 10, 2019, the Trust sold shares of Common Stock as set forth below:

Date	Number of Shares Sold	Weighted Average Price
March 11, 2019	35,000	$10.30
March 12, 2019	35,000	$10.91

Both of the transactions listed above involved sales in the public trading markets pursuant to a Rule 10b5-1 trading plan adopted by the Trust and the Foundation on December 21, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2019

BARBARA B. BAEKGAARD 2009 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Joan Byrne Hall
Joan Byrne Hall
Trustee

By:	/s/ James B. Byrne
James B. Byrne
Trustee

BARBARA BRADLEY BAEKGAARD FAMILY FOUNDATION

By:	/s/ Joan Byrne Hall
Joan Byrne Hall
Trustee

By:	/s/ James B. Byrne
James B. Byrne
Trustee

By:	/s/ Anne-Marie Ray
Anne-Marie Ray
Trustee

By:	/s/ Thomas F. Byrne, II
Thomas F. Byrne, II
Trustee

By:	/s/ Barbara B. Baekgaard
Barbara B. Baekgaard
Trustee

/s/ Robert J. Hall
Robert J. Hall

/s/ Joan Byrne Hall
Joan Byrne Hall

/s/ Michael C. Ray
Michael C. Ray

/s/ James B. Byrne
James B. Byrne

/s/ Thomas F. Byrne, II
Thomas F. Byrne, II

/s/ Anne-Marie Ray
Anne-Marie Ray